February 11, 2021

VIA EDGAR

Asia Timmons-Pierce

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Asia Timmons-Pierce
Special Counsel
Division of Corporation Finance

Re:	New Vista Acquisition Corp
Registration Statement on Form S-1
Filed February 4, 2021, as amended
File No. 333-252622

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of New Vista Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on February 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, the undersigned expect to distribute approximately 450 copies of the preliminary prospectus dated February 4, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rohith Adavikolanu
Name: Rohith Adavikolanu Title: Director

JEFFERIES LLC

By:	/s/ Scott M. Skidmore
Name: Scott M. Skidmore Title: Managing Director